EXHIBIT 99.1

RADVISION To Report Final Fourth Quarter 2011 Results on February 8th

Press Release: RADVISION – Weds, Jan 4, 2012 8:00 AM EST

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, will report final financial results for the fourth quarter of 2011 on Wednesday, February 8, 2012. The press release will be issued at approximately 8:00 a.m. (Eastern).

Fourth Quarter 2011 Conference Call:
Date:                 Wednesday, February 8, 2012
Time:                 9:00 a.m. (Eastern)
Dial-In:             1-800-619-7571
                       +1-210-839-8500 (International dialers)
Passcode:         “RADVISION”

Boaz Raviv, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will review the quarter’s results, discuss the Company’s outlook and take questions from analysts and institutional investors on the call.

Webcast:
A live webcast of the conference call will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.

Presentation:
A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company’s website, www.radvision.com.  The presentation will be available beginning at 8:00 a.m. (Eastern) on February 8th and remain on the site through the first quarter of 2012.

Conference Call Replay:
Date:                February 8 to 14, 2012 (Available approximately one hour after call conclusion)
Dial-In:           1-800-239-4590
+1-402-220-9698 (International dialers)

About RADVISION
Founded in 1992, RADVISION (Nasdaq: RVSN) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate Contact:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net